Exhibit 99.162

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Fire & Flower Completes Exercise of A-3 Warrants by Alimentation Couche-Tard

The Company will receive approximately $9.8 million in gross proceeds

Edmonton, Alberta (July 2, 2021) – Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF; OTCQX: FFLWF), today announced that the Company has completed the previously announced exercise of A-3 warrants by 2707031 Ontario Inc. (“2707”), a wholly-owned indirect subsidiary of Alimentation Couche-Tard Inc. (“ACT”), the owners of Circle K. The Company was granted an advanced ruling certificate from the Commissioner of Competition (“Competition Act Clearance”) which allows for the gross proceeds of approximately $9,770,374 to be released to Fire & Flower while 10,505,779 common shares of Fire & Flower, exercised at $0.93 per share, have been issued to 2707. Following the exercise of the A-3 warrants, ACT’s ownership stake in Fire and Flower is now approximately 22.4%.

2707 hold $2,407,415 principal amount of 8.0% convertible debentures, and share purchase warrants which, together with certain participation and top-up rights pursuant to an Amended and Restated Investor Rights Agreement dated September 16, 2020, if exercised in full, would entitle ACT to aggregate direct and indirect ownership of 50.1% of the issued and outstanding common shares of Fire & Flower on a fully diluted basis.

“The closing of the recent exercise of A-3 warrants further solidifies the strong relationship we have with Alimentation Couche-Tard as they continue to support our emerging position as the leading technology- driven cannabis retailer, strategically expanding into new global markets. The proceeds we received following the warrant exercise have fortified our balance sheet allowing us to effectively execute on our near-term and long-term growth strategies. Having a globally recognized leader such as ACT as our strategic partners brings substantial financial benefits and global retail opportunities to Fire & Flower while creating significant value for our shareholders,” stated Trevor Fencott, Chief Executive Officer of Fire & Flower.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer focused on the Canadian market and international expansion opportunities. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform connects consumers with cannabis products. Fire & Flower’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), Fire & Flower has set its sights on the global expansion as new cannabis markets emerge.

To learn more about Fire & Flower, visit www.fireandflower.com.

For More Information Contact:

Investor Relations

investorrelations@fireandflower.com

1-833-680-4948

Media Relations

media@fireandflower.com

780-784-8859

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and other disclosure documents filed on the Company’s issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.